[Answers Corporation Letterhead]

December 9, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Kevin Dougherty

Re:	Answers Corporation Form 10-K for the Fiscal Year ended December 31, 2008 Filed March 9, 2009 Form 10-Q for the Quarterly Period ended September 30, 2009 Filed on November 9, 2009 File No. 001-32255

Dear Mr. Dougherty:

We are in receipt of the Staff’s comment letter to Answers Corporation dated December 1, 2009 and we are preparing a response.  We would like to respectfully request an extension to file our response letter to December 31, 2009.

Very truly yours,

/s/ Caleb A. Chill

Caleb A. Chill
VP General Counsel
& Corporate Secretary